RALLY

Bill of Sale

As of November 19, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#98GTA
Description:	1998 PlayStation Grand Theft Auto Video Game graded Wata 9.8 A+
Total Acquisition Cost:	$ 13,200.00
Consideration: Cash (%) Equity (%) Total	$ 13,200.00 (100%) $ 0 (0%) $ 13,200.00 (100%)